Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

February 22, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Kevin Dougherty

Re:                             Replay Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted January 11, 2019
CIK No. 0001763731

Dear Mr. Dougherty:

On behalf of Replay Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated February 15, 2019 (the “Comment Letter”), from the Division of Corporation Finance, Office of Natural Resources (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Draft Registration Statement on Form S-1 confidentially submitted on January 11, 2019 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is confidentially submitting its amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”) with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

DRS Form S-1 submitted January 11, 2019

Cover Page

1.                                      You disclose in the sixth paragraph that an affiliate of your sponsor has indicated that it will consider providing a capital commitment if requested once you identify a potential target. Please revise to identify the affiliate of the sponsor, and quantify any amount of capital that it has indicated it would be willing to consider committing for this purpose. Also, insofar as you make clear that it is not a binding commitment, please further justify or remove the suggestion at page 5 that “this access to potential additional capital may strengthen our ability to find an attractive target for a business combination.”

United States Securities and Exchange Commission

Division of Corporation Finance

February 22, 2019

Response:  The Company has revised its disclosure on the cover page and page 5 of the Amended Draft Registration Statement in response to the Staff’s comment.

Summary, page 1

2.                                      In light of recent and ongoing challenges faced by both Argentina and Brazil, please revise to supply additional information to balance and further contextualize your suggestion that “both countries are characterized by strong long-term growth prospects, supported by favorable political tailwinds.” We note the related risk factor disclosure which appears starting at page 61 in this regard.

Response:  The Company has revised its disclosure on pages 2 and 86 of the Amended Draft Registration Statement in response to the Staff’s comment.

Risk Factors, page 29

3.                                      We note disclosure on page 29, indicating that your auditor has included an explanatory paragraph in its report that expresses substantial doubt about your ability to continue as a going concern; and disclosure in the first paragraph on page 81 in which you also express this concern. However, we do not see language on this subject in the audit report on page F-2; and we see that you have disclosures on page F-10, and in the third paragraph on page 81, describing various factors that you believe alleviate this concern. Please coordinate as necessary with your auditor, with regard to the audit opinion, and revise your disclosures as appropriate to resolve inconsistencies and to properly reflect the views of management and your auditor.

Response:  The Company has revised its disclosure on pages 29 and 81 of the Amended Draft Registration Statement in response to the Staff’s comment.

4.                                      Please revise “Our business will be largely dependent upon economic conditions in Argentina” to update the disclosure concerning the International Monetary Fund, or advise.

Response:  The Company has revised its disclosure on page 62 of the Amended Draft Registration Statement in response to the Staff’s comment.

Certain provisions of our amended and restated memorandum and articles . . ., page 53

5.                                      Please revise to define a “quorate general meeting.” Clarify in this section whether either or both your charter and the written agreement with your sponsor, officers, directors and director nominees will prevent the sponsor, officers, directors and director nominees from proposing any amendment to your amended and restated memorandum and articles of association that would affect the substance or timing

United States Securities and Exchange Commission

Division of Corporation Finance

February 22, 2019

of your obligation to redeem 100% of your public shares if you do not consummate an initial business combination within 24 months from the closing of this offering, unless you provide public shareholders with the opportunity to redeem their ordinary shares upon approval of any such amendment. At page 102 you state that your sponsor, officers and directors have entered into such an agreement, and at page 104 and 145 you disclose that your amended and restated memorandum and articles of association will contain such a provision.

Response:  The Company has revised its disclosure on pages 52 and 53 of the Amended Draft Registration Statement in response to the Staff’s comment.

Description of Securities

Units, page 131

6.                                      In the first full paragraph on page 132 you disclose in part that “holders of [y]our ordinary shares” will have the right to elect all of your directors prior to your initial business combination, and that “holders of [y]our ordinary shares” will not be entitled to vote on the election of directors during this time. Please clarify whether there is any difference in that regard between holders of your “founders shares” and other ordinary shareholders such as those purchasing your securities in this offering.

Response:  The Company has revised its disclosure on page 131 of the Amended Draft Registration Statement in response to the Staff’s comment.

General

7.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company advises the Staff that no written communications have been presented by the Company (or by anyone authorized to do so on the Company’s behalf) to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that there are any such written communications that the Company (or anyone authorized to do so on the Company’s behalf) presents to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide them to the Staff in care of Mr. Dougherty.

*          *          *

United States Securities and Exchange Commission

Division of Corporation Finance

February 22, 2019

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Amended Draft Registration Statement or the above responses.

Sincerely yours,

/s/ Jason T. Simon
Jason T. Simon

cc:                                Replay Acquisition Corp.

Alan I. Annex, Esq.